Exhibit 99.2

Quarterly Commentary

Quarter Ended March 31, 2014

May 1, 2014

First Quarter Performance Summary

The results of Intelsat S.A. (“Intelsat” or the “company”) in the quarter demonstrate the ability of our diversified business to deliver strong cash flows, an important element of our two-phase investment thesis in which increasing cash flows in the near-term are used to de-lever our business and create equity value.

Our first quarter performance was in line with our expectations, with revenue of $629 million, a 4 percent decline as compared to the first quarter of 2013. Net income attributable to Intelsat S.A. was $82 million, or $0.70 per common share on a diluted basis in the first quarter. Adjusted net income per diluted common share1 was $0.92 for the same period.

Progress in growing sectors, such as mobility, is being offset by two trends continuing to affect our revenues, namely reduced U.S. government spending and an intensely competitive network services environment in Africa.

Adjusted EBITDA1 for the period was $506 million, or 80 percent of revenue, as compared to $506 million, or 77 percent of revenue, in the first quarter of 2013. Our performance on this metric reflects cost improvements related to better collections experience in Africa and the Middle East and other lower cost benefits specific to the first quarter, as well as strong expense controls. The Adjusted EBITDA performance contributed to strong free cash flow from operations1 of over $200 million.

Our capital investment program is on track, with the satellites scheduled to enter service in the second half of 2014 through early 2016 expected to provide capacity to catalyze growth for our media and network services businesses. As we add new capacity to our fleet, we will be in position to deliver on the organic growth that supports the second phase of our investment thesis.

Contracted backlog at March 31, 2014 was $9.9 billion, compared to $10.1 billion at December 31, 2013. The modest decrease reflects consumption exceeding the lower renewals naturally occurring during this period, as well as reduced network services backlog due in part to pricing pressures in Africa. At 3.8 times trailing annual revenue, our backlog continues to provide our business with predictability and visibility into future cash flow.

2014 Operational Priorities

Our operational focus in 2014 is on four areas:

•	Maintain our design and manufacturing schedule for the next generation Intelsat EpicNG fleet, and other traditional satellites in our plan, to ensure our access to new inventory to drive revenue growth;

•	Bring to market our next generation capacity, including collaborating with hardware manufacturers and other partners to ensure optimized throughput and performance on our new technology, for applications including wireless telecom infrastructure and enterprise solutions;

•	Expand our relationships with our existing blue chip customers in the media and network services sectors. This includes investing in our video neighborhood orbital locations to support growth in the media sector, and expanding existing and adding new service provider relationships with respect to the mobility space, such as aeronautical and maritime broadband; and

•	Maintain our leadership in government services, focusing on procurements that require end-to-end network responsibilities and complex network support, improving our value proposition to government customers seeking affordable solutions from trusted providers.

We remain focused on our two-phase investment model, the first phase of which is de-levering to create equity value. With continued solid Adjusted EBITDA margin performance, reduced interest expenses as compared to 2013 and in-line capital expenses, we continue to expect to reduce debt by approximately $400 million in 2014.

1Q 2014 Business Highlights and Customer Set Performance

All 2014 comparisons are to the same period in 2013 unless specifically noted otherwise

Network Services

Network services generated revenue of $290 million in the first quarter of 2014, an $8 million, or 3 percent, decrease to the year-ago quarter. Our network services business results reflect the positive contribution of wireless infrastructure and broadband mobility applications, although growth in mobility services was muted due to limited inventory. This growth was more than offset by a challenging environment in Africa and continued roll-off of legacy services such as channel and trunking.

First Quarter Highlights and Business Trends:

•	Maritime broadband networks are forecasted to be a growing source of demand for commercial satellite capacity. Intelsat expanded and extended an existing agreement with the leading provider of maritime broadband services, Airbus Defense and Space, under which Airbus will be able to migrate to our high performance Intelsat Epic capacity as it comes into service.

•	Intelsat received multi-year renewals for a number of customers using our capacity for private enterprise and distance learning broadband networks, for services in the Latin America and Africa regions. Multi-year contract renewals included agreements with affiliates of Hughes Network Systems, Gilat Colombia S.A., and the United Nations.

•	Telecommunications infrastructure customers, Empresa de Telecomunicaciones de Cuba, S.A. and Telefonica Larga Distancia SA, renewed agreements for capacity supporting broadband infrastructure requirements for fixed and wireless telecommunications. Intelsat also expanded an existing agreement with African telecommunications leader, Vodacom, to provide managed services in support of a small/medium enterprise broadband offering in South Africa.

The Africa region remains intensively competitive, with expanding terrestrial fiber and microwave, and increased supply of new capacity resulting in significant pressure to pricing. We remain intent on taking a disciplined approach to our business activity in the region in 2014, and saw improvement in collections experience during the first quarter as compared to the third and fourth quarters of 2013. In the long term Africa remains an attractive and growing region for broadband infrastructure and we are committed to maintaining our strong position there.

On a global basis, growth opportunities for our network services business include increased demand for aeronautical and maritime mobility applications, and high throughput capacity for fixed and mobile broadband applications for telecommunications providers and enterprise networks. The launches of Intelsat 29e, Intelsat 34, Intelsat 32e and Intelsat 33e, entering service over the course of 2016 and early 2017, are designed to provide necessary growth capacity for these applications.

Media

Our Media business applications generated revenue of $222 million in the first quarter of 2014, a $1 million, or 1 percent, decrease to the year-ago quarter.

First Quarter Highlights and Business Trends:

New business in the quarter was driven primarily by new and renewing contracts related to the upcoming launch of the Intelsat 34 satellite in 2015, a leading Latin America video neighborhood.

•	Intelsat continues to successfully build our video neighborhood at 304.5º East. A number of new and renewing customers contracted for long-term services on the Intelsat 805 satellite and the follow-on satellite, Intelsat 34, including a leading sports programmer and Radio Television Guatemala, S.A., among others.

•	Leading South African direct-to-home television service operator, MultiChoice, contracted for capacity on Intelsat 904, Intelsat’s Digital Terrestrial Television (“DTT”) neighborhood in Africa.

Given the high fill rates on our most popular video “neighborhood” satellites, the next catalyst for our media business is the launch of the Intelsat 30 satellite, which is expected to enter service in late 2014. This satellite and Intelsat 31, a backup satellite launching in 2015, have customized Ku-band payloads to provide direct-to-home services for DIRECTV Latin America.

Government

Sales to government customers generated revenue of $109 million in the first quarter of 2014, a $17 million, or 13 percent, decrease to the year-ago quarter. Overall, the decline reflects reduced U.S. government budget spend and consolidations of government customer requirements, resulting in fewer contract renewals or renewals with lower unit requirements. Revenue declines were equally weighted between lower margin off-network services, such as third-party transponder services and sales of hardware, and on-network services.

The current proportion of on-network services as a percentage of total government revenue is 62 percent, as compared to the first quarter of 2013, where the proportion was 60 percent. The network mix shift was a modest contributor to the growth in Adjusted EBITDA margin.

First Quarter Highlights and Business Trends:

•	A number of sizeable renewals were received in the first quarter, the largest being for off-network services. The overall volume of renewals is in keeping with our forecast for 2014. A number of renewals continue to be contracted for periods of less than one year, reflecting continued uncertainty with respect to funding and/or requirements.

As we move forward in 2014, our current view is that our government business will continue to be affected by reduced defense spending as compared to prior years. Visibility remains limited, with the pace of RFP issuance and subsequent awards remaining slow.

Fleet and Operations Update

Station-kept transponders were relatively unchanged at 2,175 units at the end of the first quarter; utilization was relatively unchanged at 77 percent. There were no significant fleet changes in the quarter.

Intelsat currently has nine satellites in the design and manufacturing stages that are covered by our capital expenditure plan. Our next series of launches is planned to begin in the third quarter of 2014, when the first of the new satellites providing service to DIRECTV Latin America, Intelsat 30, is scheduled to launch with Arianespace. In addition to these planned satellites, Intelsat 32e is a custom payload being built for us on a third party-owned satellite. To be located at 43.1°W, this payload is planned for launch in the second half of 2016.

The launch cycle for the Intelsat EpicNG program is still on track to commence in the second half of 2015, with the first satellite, Intelsat 29e, assigned to an Arianespace launcher. Intelsat has only one launch currently planned with a Russian launch provider, Intelsat 31, planned for the second half of 2015. Intelsat’s satellite manufacturer and launch provider have received the required export licenses for this launch. Other satellites currently in the design and manufacturing stages are noted below.

Satellite	Follows	Orbital Location	Coverage	Earliest Estimated Launch Date	Application
Intelsat 30	New	95° W	Americas	2H14	DTH

Intelsat 31	New	95° W	Americas	2H15	DTH

Intelsat 34	IS-805	304.5° E	Americas, North Atlantic	2H15	DTH, Media, Mobility

Intelsat 29e	IS-1R	310° E	Americas, North Atlantic	2H15	Broadband & Mobility

Intelsat 33e	IS-904	60° E	Asia, Europe, Africa	1H16	Broadband & Mobility

Intelsat 35e	IS-903	325.5° E	Americas, Africa, Europe	2017	Broadband & Media

Epic-class	IS-901	342° E	Americas, Africa, Europe	2017	Broadband

Epic-class	IS-906	64.15° E	Africa, Asia Europe	2018	Broadband

Epic-class	IS-1002	1°W	Americas/Africa/Europe/ME	2019	Broadband & Media

One of the most distinctive features of our EpicNG program is that it is fully integrated with our existing global fleet. Not all future Intelsat satellites will be EpicNG-class satellites, as traditional, wide beam satellites continue to deliver very favorable economics with respect to many media and other applications.

First Quarter Financial Performance

Revenue

At $629 million, total company revenue declined $26 million, or 4 percent, as compared to the first quarter of 2013.

On-network services of $574 million decreased by $19 million, or 3 percent. Transponder services of $484 million declined by $18 million or 4 percent, nearly half of which was due to reduced capacity sold to government customers. The decline in transponder services also reflects pricing pressure in network services contracts for African broadband infrastructure. Managed services increased to $75 million, an increase of 3 percent, with broadband services for mobility applications, primarily for customers in the North America region, more than offsetting declines in international trunking services delivered primarily in Africa. Channel services declined by $3 million, to $16 million.

Off-network and other revenues of $55 million declined by $7 million, or 12 percent. Transponder, MSS and other off-network services decreased by a total of $6 million, largely due to a decline in sales of off-network transponder services and sales of hardware, both of which are primarily related to government applications. Satellite-related services declined by $1 million, primarily due to decreased revenue from government professional services.

Expenses

Direct costs of revenue, excluding depreciation and amortization, declined by $14 million, to $84 million in the first quarter of 2014, a 14 percent decline as compared to the prior year quarter. The decline was primarily related to $5 million in reduced sales of off-network capacity and hardware and a $5 million decline in other direct costs related to our delivery of professional services and lower costs related to a joint venture. In addition, we had a $2 million reduction in staff related expense.

At $47 million, selling, general and administrative expenses in the first quarter also trended favorably, declining $11 million as compared to the prior year. Bad debt expense, a credit of nearly $3 million, was a $10 million improvement as compared to an $8 million expense in the first quarter of 2013, and a $10 million improvement as compared to the fourth quarter of 2013, reflecting progress on collections experience, principally on our Africa and Middle East business.

Other favorable cost trends included reduced professional expenses of $8 million, due primarily to the termination of our monitoring fee agreement post-IPO as well as lower other professional expenses. Off-setting these favorable trends were increases in share-based compensation expense of $4 million and a $4 million increase in litigation-related expenses.

Interest expense, net, was $241 million in the first quarter of 2014, a decrease of $79 million, or 25 percent as compared to the prior year period. The decline in expense was primarily the result of debt reduction and refinancing activities in 2013.

Provision for income taxes was $5 million as compared to a benefit from income taxes of $2 million for the first quarter of 2013. The difference was principally due to a benefit for research and development credits recorded in the first quarter of 2013, and the effects of an internal subsidiary reorganization completed in 2013.

Earnings

Net income was $82 million, or $0.70 per diluted common share, for the first quarter. Adjusted net income attributable to Intelsat S.A.1 was $107 million for the three months ended March 31, 2014, compared to $22 million in adjusted net income attributable to Intelsat S.A. for the same period in 2013, primarily due to reduced interest expense. Adjusted diluted net income per common share1 was $0.92 for the three months ended March 31, 2014, compared to $0.26 adjusted diluted net income per common share for the same period in 2013.

Cash Flows

During the first quarter of 2014, net cash provided by operating activities was $367 million. This included $22 million in customer prepayments received in the first quarter. Cash interest paid in the first quarter was $105 million, of which $15 million was capitalized, with relatively lighter interest payments due in the first and third quarters as compared to the second and fourth quarters of the year.

Capital expenditures were $166 million, resulting in free cash flow from operations of $200 million for the first quarter of 2014.

Our ending cash balance at March 31, 2014, was $435 million.

2014 Outlook

Intelsat reaffirmed its revenue and capital expenditures guidance issued in February 2014.

We continue to expect full year 2014 revenue of $2.450 billion to $2.50 billion. Adjusted EBITDA margin performance is expected to be consistent with 2013 full year results.

Capital Expenditure Guidance is as follows:

Guidance	FY 2014	FY 2015	FY 2016	Lifecycle
Capex	$575M - $650M	$775M - $850M	$625M - $700M	$650M - $700M

Customer Prepayments	$75M - $100M	$50M - $75M	N/A

Our capital expenditure guidance includes capitalized interest. Customer prepayments guidance reflects only that which is contracted at this time.

The number of transponder equivalents is expected to increase over the period 2013-2018 by a compound annual growth rate (CAGR) of 4.5 percent as a result of the launch of the satellites covered by the period between January 1, 2014 and December 31, 2016. Intelsat’s 15-year lifecycle capital expenditure forecast is approximately $650 million to $700 million per year. The 15-year lifecycle plan does not include currently unidentified growth opportunities that we will pursue when projects meet our disciplined objectives. The increased cash flow resulting from lower capital expenditures will provide additional flexibility to reduce indebtedness.

Based upon the above revenue, Adjusted EBITDA, capital expenditure and customer prepayment guidance, Intelsat continues to expect to repay approximately $400 million in indebtedness during the year ending December 31, 2014, consistent with our investment thesis of equity value creation through the use of organic free cash flow for debt reduction.

David McGlade, Chairman and Chief Executive Officer, Intelsat S.A.

Michael McDonnell, Executive Vice President and Chief Financial Officer, Intelsat S.A.

[1]	In this quarterly commentary document, financial measures are presented both in accordance with GAAP and also on a non-GAAP basis. EBITDA, Adjusted EBITDA, free cash flow from (used in) operations and related margins, adjusted net income and adjusted net income per diluted common share included in this commentary are non-GAAP financial measures. Please see the consolidated financial information found in our earnings release and available on our website for information reconciling non-GAAP financial measures to comparable GAAP financial measures.

Safe Harbor Statement

Some of the statements in this quarterly commentary constitute “forward-looking statements” that do not directly or exclusively relate to historical facts. The forward-looking statements made in this release reflect Intelsat’s intentions, plans, expectations, assumptions and beliefs about future events and are subject to risks, uncertainties and other factors, many of which are outside of Intelsat’s control. Important factors that could cause actual results to differ materially from the expectations expressed or implied in the forward-looking statements include known and unknown risks. Some of the factors that could cause actual results to differ from historical results or those anticipated or predicted by these forward-looking statements include: risks associated with operating our in-orbit satellites; satellite launch failures, satellite launch and construction delays and in-orbit failures or reduced performance; potential changes in the number of companies offering commercial satellite launch services and the number of commercial satellite launch opportunities available in any given time period that could impact our ability to timely schedule future launches and the prices we pay for such launches; our ability to obtain new satellite insurance policies with financially viable insurance carriers on commercially reasonable terms or at all, as well as the ability of our insurance carriers to fulfill their obligations; possible future losses on satellites that are not adequately covered by insurance; U.S. and other government regulation; changes in our contracted backlog or expected contracted backlog for future services; pricing pressure and overcapacity in the markets in which we compete; the competitive environment in which we operate; customer defaults on their obligations to us; our international operations and other uncertainties associated with doing business internationally; litigation; risks associated with investing in a company existing under the laws of the Grand Duchy of Luxembourg; and inadequate access to capital markets. Known risks include, among others, the risks described in Intelsat’s annual report on Form 20-F for the year ended December 31, 2013 and its other filings with the U.S. Securities and Exchange Commission, the political, economic and legal conditions in the markets we are targeting for communications services or in which we operate and other risks and uncertainties inherent in the telecommunications business in general and the satellite communications business in particular. Because actual results could differ materially from Intelsat’s intentions, plans, expectations, assumptions and beliefs about the future, you are urged to view all forward-looking statements contained in this news release with caution. Intelsat does not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Contact

Dianne VanBeber

Vice President, Investor Relations and Communications

dianne.vanbeber@intelsat.com

+1 703-559-7406